Ur-Energy Announces Quarterly Update Webcast for January 16, 2007

Denver, Colorado (CCNMatthews–January 11, 2007) Ur-Energy Inc. (TSX:URE) (Ur-Energy) will present a Webcast at 11:00AM Eastern Time on Tuesday morning, January 16, 2006 to review the quarterly update that will be released earlier that morning. Bill Boberg, President and CEO of Ur-Energy stated: “Our quarterly updates have been designed to demonstrate our timely progression through the extensive process that is required to take our projects to production. We feel that the addition of the Webcast to our quarterly updates will enable our investors to develop a better understanding of the company and the means by which we are moving their company forward.”

Instructions for joining the Webcast are as follows:

Date:        Tuesday, January 16, 2007
Time:       11:00 AM Eastern Time
Dial In Numbers:        Toll Free - 1-866-400-2240
                                       Toronto - 416-849-2696

Registration for Webcast:
To register to participate in the Webcast use the following link:

http://events.onlinebroadcasting.com/urenergy/011607/index.php

Ur-Energy is a dynamic junior mining company engaged in the identification, acquisition and exploration of uranium properties in Canada and exploration, development and production permitting of uranium projects in the United States. Ur-Energy is aggressively completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production starting as early as late 2008. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has its registered corporate office in Ottawa, Canada and its headquarters office in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

The Qualified Person for Ur-Energy Inc., as defined by National Instrument 43-101, is W. William Boberg, President and CEO.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jonathan Buick, Investor Relations Advisor	Bill Boberg, CEO and President
1-416-915-0915	1-720-981-4588
1-877-748-0914	bill.boberg@Ur-EnergyUSA.com
jbuick@buickgroup.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.